Exhibit 21

ZEMEX CORPORATION
And Subsidiaries

Company Name

Zemex Corporation

Zemex U.S. Corporation

Alumitech, Inc.

Alumitech of Cleveland, Inc.

Alumitech of Wabash, Inc.

Alumitech of West Virginia, Inc.

AWT Properties, Inc.

ETS Schaefer Corporation

Longhorn Holdings, Inc.

Suzorite Mica Products Inc.

Suzorite Mineral Products, Inc.

The Feldspar Corporation

Zemex Attapulgite, LLC

Zemex Industrial Minerals, Inc.

Zemex Mica Corporation